UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)OF
THE SECURITIES EXCHANGE ACT OF 1934

_________________

PALMETTO REAL ESTATE TRUST
(Name of Subject Company)

PALMETTO REAL ESTATE TRUST
(Name of Person(s) Filing Statement)

_________________

Shares of Beneficial Interest
(Title of Class of Securities)

CUSIP No. 697116101
(CUSIP Number of Class of Securities)

_________________

Ted LeCroy
Manager
Palmetto Real Estate Trust
65 Liberty Lane
Greenville, SC 29607

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Neil E. Grayson
John M. Jennings
Hamilton E. Russell
Nelson Mullins Riley & Scarborough LLP
104 South Main Street
Greenville, SC 29601

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

The name, address, and telephone number of the subject company (“Palmetto”) is as follows:

Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29607
(864) 233-6007

The title and number of the class of equity securities to which this Schedule 14D-9 relates are 1,770,006 outstanding shares of beneficial interest, with par value $1.00 per share (the “Shares”), of Palmetto.

Item 2.   Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by Palmetto, which is the subject company and has the address and telephone number in Item 1 above.

This Schedule 14D-9 relates to a tender offer (the “MacKenzie Offer”) initiated on or about April 7, 2006 for the purchase of up to 172,961 of the outstanding Shares at a price of $3.50 per Share in cash (less the amount of any dividends declared or made with respect to the Shares between April 7, 2006 and May 22, 2006 or such other date to which the offer may be extended), on the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2006 and in the related Letter of Transmittal included as exhibits to a Schedule TO (the “Schedule TO”) filed by MacKenzie (defined below) with the Securities and Exchange Commission (the “SEC”) on April 7, 2006.

The MacKenzie Offer is being made by MPF NY-2005, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 23, LLC ; and MPF Dewaay Fund 3, LLC (collectively referred to as either “MacKenzie” or the “Purchasers”), which entities are managed or advised by MacKenzie Patterson Fuller, LP, based on the Schedule TO, and have an address of 1640 School Street, Moraga, California 94556.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of Palmetto, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Palmetto or its affiliates and (1) Palmetto, its executive officers, trustees or affiliates, or (2) MacKenzie, its executive officers, directors or affiliates, except that if Palmetto engages in a going private transaction as described in Item 4 below, certain of Palmetto’s executive officers, trustees, or affiliates may directly or indirectly acquire Shares from Palmetto or their respective percentage ownership interests in Palmetto may increase as a result of Palmetto potentially liquidating Shares held by shareholders holding less than 1,000 of the Shares.

Item 4.   The Solicitation or Recommendation.

(a)     Solicitation or Recommendation: Palmetto recommends that shareholders reject the MacKenzie Offer. Although Palmetto recommends that you reject the MacKenzie Offer, in making your decision regarding whether to tender your shares to MacKenzie, you should consider, in addition to the matters described below, your individual investment objectives, your financial circumstances, your risk tolerance and need for liquidity, and your own tax position and tax consequences and you should consult with your individual financial, legal and tax advisors.

(b)     Reasons. In reaching its conclusions and determining Palmetto’s recommendation, the Board of Trustees of Palmetto considered a number of factors, including without limitation the following:

1.     Palmetto’s Board of Trustees believes that MacKenzie’s offer price per Share is inadequate from a financial point of view.

The Board of Trustees believes that the purchase price of the MacKenzie Offer is Share is inadequate from a financial point of view. The MacKenzie Offer’s purchase price is $3.50 per share, less the amount of dividends made or declared between April 7, 2006 and the date the McKenzie Offer expires. The amount of dividends declared for the first quarter of 2006 is $.09 per Share, payable to shareholders of record as of April 28, 2006, which would reduce the MacKenzie Offer to $3.41 per Share.

The Offer to Purchase included in the Schedule TO filed by MacKenzie states: “In establishing the purchase price of $3.50 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives. There is no public market for the Shares, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. Although there can be no certainty as to the actual present value of the Shares, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that Palmetto could have an estimated liquidation value of approximately $5.40 per Share. It should be noted, however, that the Purchasers have not made an independent appraisal of the Shares or Palmetto’s properties, and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future Palmetto dividends, and there cannot be any assurance that the Purchasers’ estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.” Without adopting or rejecting MacKenzie’s estimate of the per Share liquidation value of Palmetto, the Board of Trustees considered these statements by MacKenzie in making its recommendation.

In addition, prior to the commencement of the MacKenzie Offer, and not in response to the MacKenzie Offer, the Board of Trustees began examining the increased costs versus the benefits associated with being a public company and determined that it is in Palmetto’s best interest to seek to “go private” by engaging in a transaction or series of related transactions designed to reduce the number of Palmetto’s shareholders of record to fewer than 300, which would permit Palmetto to file a certification with the SEC that would result in the suspension of its reporting obligations under the federal securities laws and Palmetto could deregister the Shares under the Securities Exchange Act of 1934 (the “Exchange Act”). In connection with its evaluation of a potential going private transaction, Palmetto engaged Watermark Advisors LLC to prepare a report. Watermark Advisors LLC is an investment banking firm that provides strategic and financial advisory services, including mergers and acquisitions advisory, private capital financings, business valuations, and CFO decision support models.

Watermark Advisors LLC prepared a strategic valuation report (the “Report”) that evaluated the fair market value of 100% of the Shares of Palmetto as of December 31, 2005. The Report concluded that, if a purchaser acquired all of the outstanding Shares, the fair market value of each Share as of December 31, 2005 would have been between $5.26 and $6.39, subject to certain assumptions and qualifications. You should be aware that you may not be able to sell your Shares within this range of values and the actual amounts which may be realized in any sale of Shares may vary substantially from this range, including, without limitation, as a result of the potential effects of minority discounts or liquidity discounts on any trading price. The Report states that the actual value realizable in any buy or sale transaction is necessarily dependent on market and industry factors affecting the seller and prospective buyers as they exist at the time a transaction is consummated. The Report also notes that the ultimate value that would be realized for a company is a function of many factors, including, but not limited to, (i) the nature of the buyers and the value that they perceive for the company; (ii) market conditions as of the valuation date; and (iii) the process used to market the interest in the business.

If you desire to liquidate your investment in Palmetto, you should be aware that there is no active market for the trading of our Shares. In addition, a going private transaction and suspension of Palmetto’s reporting obligations under federal securities laws would substantially reduce the information required to be furnished by Palmetto to shareholders and to the SEC and would result in the loss of other protections afforded by the Exchange Act, which could have an adverse effect upon the future liquidity and market value of Palmetto’s remaining Shares. Further, the MacKenzie Offer could possibly result in the total number of Palmetto’s shareholders falling below the foregoing 300 holder level. In which case, Palmetto could deregister the Shares under the Exchange Act and the potential effects would generally be similar to the potential effects of a going private transaction.

Palmetto currently anticipates filing a proxy statement and Schedule 13E-3 with the SEC within the next quarter to seek to effectuate a going private transaction. However, there can be no assurance that any going private transaction will ultimately be authorized by the Board of Trustees or that any transaction that may be authorized by the Board of Trustees will be approved by shareholders of Palmetto, if required, or consummated by Palmetto. The commencement or continuation of any going private transaction is also be dependent upon and affected by many factors, including the future performance of Palmetto, changes in interest rates and the availability of financing, fluctuations in the economy and real estate values, and other factors, including factors that are beyond the ability of Palmetto to control. In addition, Palmetto currently anticipates that only record holders of less than 1,000 Shares would receive cash for their Shares in connection with a going private transaction and that other shareholders would continue to hold their ownership interest in Palmetto.

The Board of Trustees also considered the amount of dividends paid by Palmetto in the past and its potential future dividends, which could be greater or less than its dividends for 2005 and which could be decreased in 2006 as a result of, among other things, the costs of pursuing a going private transaction or increased interests rates, in reaching its conclusion that the purchase price of the MacKenzie Offer is inadequate from a financial point of view.

2.     We believe that it is possible that the MacKenzie Offer could result in Palmetto losing its status as a real estate investment trust.

If MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the MacKenzie Offer, we believe that it could result in Palmetto losing its federal income tax status as a real estate investment trust (“REIT”). Under applicable federal income tax regulations, among other things, to qualify as a REIT, Palmetto cannot be closely held, which generally means that at any time during the last half of the taxable year fifty per cent of Palmetto’s outstanding Shares cannot be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals or entities. We do now know how the Purchasers and their owners would be treated under these regulations and the extent to which Shares held by the Purchasers would be deemed to be held indirectly by one or more individuals. We believe that it is possible that, if MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the MacKenzie Offer, it could cause fifty per cent of Palmetto’s outstanding Shares to be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals.

If Palmetto fails to qualify as a REIT, Palmetto could be taxed as a corporation and face serious tax consequences that could substantially reduce the funds available for payment of dividends because Palmetto (i) would not be allowed a deduction for dividends paid to shareholders in computing its taxable income and could be subject to federal income tax at regular corporate rates; (ii) could be subject to the federal alternative minimum tax and possibly increase state and local taxes; (iii) may not qualify for certain tax benefits as a REIT for four taxable years following the year during which it is disqualified; and (iv) dividends would be subject to tax as ordinary income to the extent of Palmetto’s current and accumulated earnings and profits potentially eligible as “qualified dividends” subject to the 15% income tax rate. In addition, if Palmetto fails to qualify as a REIT, it would no longer be required to pay dividends. If Palmetto were to lose its Federal income tax status as a REIT, it could have a material adverse effect on Palmetto and the value and liquidity of the Shares.

3.     If you accept the MacKenzie Offer and tender your shares to the Depositary, MacKenzie Patterson Fuller, LP, an affiliate of the Purchasers, you would be agreeing to arbitrate any disputes that arise between you and the Purchasers or the Depositary in Oakland, California, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

As noted in the Schedule TO, the Depositary, MacKenzie Patterson Fuller, LP, an affiliate of the Purchasers, will hold any Shares tendered until the McKenzie Offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers’ funds and tendered Shares, the Purchasers may have access to the Shares before all conditions to the Offer have been satisfied and the selling shareholders have been paid. However, neither the Depository nor the Purchasers have any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment. By signing the Letter of Transmittal, Exhibit (A)(2) to the Schedule TO, and tendering your Shares to the Depositary, you would be agreeing to arbitrate any disputes that arise between you and the Purchasers or the Depositary in Oakland, California, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

(c)     Intent to Tender. After reasonable inquiry, to the knowledge of Palmetto none of its executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the MacKenzie Offer.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been employed, retained, or are to be compensated by Palmetto, nor any person acting on its behalf, to make solicitations of recommendations in connection with this transaction.

Item 6.   Interest in Securities of the Subject Company.

Neither Palmetto nor, to the knowledge of Palmetto, any of its executive officers or trustees has effected any transaction in the Shares in the past 60 days.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Palmetto is considering a going private transaction as described in Item 4 above; however the consideration of a going private transaction began prior to the commencement of the MacKenzie Offer and not in response to the MacKenzie Offer.

Item 8.   Additional Information.

None

Item 9.   Exhibits.

Exhibit A attached hereto is a letter to the shareholders of Palmetto Real Estate Trust dated April 20, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By: /s/ C. Laney Younts
Name: C. Laney Younts
Title: President
Date: April 20, 2006